Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.
Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 29, 2021

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298 and 811-10401
Convergence Long/Short Equity ETF (S000074838)

Dear Mr. Esperon:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on November 18, 2021, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 787 to its registration statement. PEA No. 787 was filed on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 13, 2021, for the purpose of registering the Convergence Long/Short Equity ETF as a new series of the Trust. A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 787.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

General Comments

1.Please file supplementary responses no later than five business days before the effective date of the next PEA filed with respect to the Fund.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the proposed effective date of the next PEA to be filed with respect to the Fund.

2.Please include the ticker symbol for the Fund in the EDGAR System and in the appropriate places in the Prospectus and Statement of Additional Information (“SAI”).
Response: The Trust responds by updating the Fund’s series and class information in the EDGAR System to include the Fund’s ticker symbol. The Trust further responds by noting that the Fund’s ticker symbol was included on the cover page of the Prospectus and SAI for PEA 787 as required by Form N-1A and the ticker symbol for the Fund will be on the cover page of the Prospectus and SAI for any subsequent PEA filed with respect to the Fund.
Prospectus – Summary Sections
3.The Staff notes that the Fund’s management fee is structured as a unitary fee. Please provide an explanation supplementally as to how the Fund concluded that showing 0.00% as the amount of “Other Expenses” is an accurate accounting treatment in accordance with GAAP. In particular, please note what expenses are being charged to the Fund, if any, and how they are being accounted for on the books of the Fund. Please also confirm that expenses are not being charged to the Fund and then waived by Convergence Investment Partners, LLC (the “Adviser”) to 0.00%.

Response: The Trust responds supplementally by confirming that the Fund’s management fee is structured as a unitary fee pursuant to which the Adviser is paid a management fee and is responsible for paying the operating expenses of the Fund. While the Fund’s operational expenses are paid by the Adviser, in accordance with GAAP the Fund may bear expenses relating to investments held by the Fund, such as acquired fund fees and expenses or dividends and interest on short positions held by the Fund. Dividends and interest on short positions are the only expenses that the Trust anticipates will be incurred by the Fund (aside from the management fee) during the Fund’s next fiscal year of operations and those expenses are included as a separate line item in the Fee and Expenses of the Fund table. The Trust also confirms supplementally that operating expenses are not being charged to the Fund and then waived to 0.00%.
4.In the narrative above the expense example, the second sentence states, “the example assumes that you redeem...”, please revise the disclosure to clarify that the expense example applies whether a shareholder redeems or holds shares of the Fund.

Response: The Trust responds by revising that disclosure as requested.

5.The Staff notes that on page 2, the third paragraph under the subsection titled “Principal Investment Strategies”, reflects four factors employed by the Adviser (valuation, growth, momentum and quality). Please include a brief description of each of these factors, either here or in the Item 9 disclosure, as well as an explanation of how the factors are used or weighted in the Adviser’s analysis.

Response: The Trust responds by updating the disclosure in the third paragraph under the subsection titled “Principal Investment Strategies” as follows:

“In making investment decisions for the Fund, the Adviser utilizes a proprietary stock ranking process. This stock ranking process is based on the philosophy that fundamentally sound companies are rewarded while fundamentally inferior companies are punished. Additionally, this process was designed to capture the best attributes of both quantitative and fundamental methods. Unlike traditional fundamental stock picking, quantitative management allows for broader coverage and increased data utilization. The Adviser seeks to maximize return while minimizing the risk assumed by the Fund through a stock ranking process that measures what market participants are rewarding or punishing. The Adviser systematically measures both current factor exposures for company stocks and the market’s factor preferences and tilts the Fund’s investment portfolio towards stocks that are ranked highly by the Adviser from a fundamental perspective. The factors the Adviser evaluates as part of its stock ranking process include, but are not limited to, valuation, growth, momentum, and quality.
•Valuation factors help to identify stocks that appear inexpensive relative to other companies based on fundamental measures. The Adviser evaluates valuation factors such as price-to-value ratios, earnings, enterprise value, cash flow, revenues, and yield.

•Growth factors seek to identify stocks that exhibit signs of higher-than-average growth metrics. The Adviser evaluates growth factors such as the growth rates in company earnings, revenue, and cash flow, in addition to assessing the rate of change of these growth rates.

•Momentum factors quantify trends in both price and fundamentals.  The Adviser evaluates momentum factors such as the strength and duration of stock price movements, as well as fundamental trends in a company’s cash flow, earnings, and sales.

•Quality factors differentiate companies based on a variety of corporate health and stability measures.  The Adviser evaluates quality factors such as the stability of a company’s earnings and cash flow, the strength of the balance sheet, and profit margins.

The Adviser aggregates similar measures into factors and each measure is equally weighted.  The Adviser’s buy and sell decisions are primarily driven by this investment process. Applying these indicators, the Adviser takes long or short positions in stocks that it believes are favorably ranked. The Fund targets a monthly rebalance during which all holdings are reviewed using the stock ranking process.”
6.In the subsection titled “Principal Risks”, please update the disclosure to add the statement required by Item 4(b)(1)(iii). “An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response: The Trust responds by adding the following disclosure to the first paragraph under “Principal Risks” on page 2 of the Prospectus: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”
7.The Staff notes that within the subsection titled ‘Performance”, the disclosure states that the Fund will be including the history of the Predecessor Fund. Please confirm supplementally that the Fund will not commence operations until the Reorganization has been effected.

Response: The Trust responds by confirming that the Fund will not commence operations until the Reorganization has been effected.
8.Under the bar chart in the subsection titled “Performance”, please include the disclosure required by Item 4(b)(2)(ii) which requires that if a fund’s fiscal year end is other than the calendar year, yeartodate information as of most recent quarter end must be disclosed.

Response: The Trust respectfully declines to make the requested change. The Fund anticipates filing the next PEA for the Fund at a time that the most recent quarter end will be December 31, 2021.
Prospectus – Investment Strategies, Related Risks and Disclosures of Portfolio Holdings
9.That Staff notes that on page 8 in the subsection titled “General Investment Policies of the Fund,” the disclosure relating to securities lending states that the Fund may reinvest cash collateral. Please supplementally confirm that the Fund’s investment of the cash collateral will be in short-term highly liquid instruments.

Response: The Trust responds by confirming that any reinvestment of cash collateral by the Fund will be in shortterm highly liquid instruments.
10.In the subsection titled “General Investment Policies of the Fund,” Staff notes that the Fund may invest in foreign securities as a non-principal investment strategy and includes a risk factor for “Foreign Securities Risk.” Please disclose if the Fund can also invest in securities of emerging markets issuers, and if so please include the proper risk for emerging markets.

Response: The Trust responds by confirming that the Fund does not intend to invest in emerging markets securities as a principal or non-principal investment strategy. Accordingly, the Fund declines to add disclosure relating to the risk of investing in emerging markets securities.
Prospectus – Management of the Fund
11.On page 13 in the subsection titled “Portfolio Managers”, the first sentence states that the two portfolio managers are “…jointly and primarily responsible for the day-to-day management of the Fund’s investment portfolio.” Please add this sentence to the Item 5 disclosure, on page 5.

Response: The Trust responds by adding the statement as requested.
12.Please summarize in an appropriate location in the Prospectus the requirements set forth in section 11-08 of the Trust’s Declaration of Trust regarding the ability of Fund shareholders to bring a derivative actions that requires: (a) a presuit demand; (b) the joining shareholder must hold at least 10% of the outstanding shares of the Trust, or 10% of the outstanding shares of the series or class to which such action relates; (c) the Board is given a reasonable amount of time to consider and investigate a demand; and (d) the shareholder making a such a demand undertake to reimburse the Fund the expense of any adviser the

Board hires in its investigation of the demand. In the event the Board determines not to bring the action, disclose that the provisions noted in (b) and (d) above do not apply to claims arising under the federal securities laws.

Response: The Trust will add the below disclosure immediately prior to the “Financial Highlights” section of the Prospectus.
“Derivative Actions

Pursuant to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may only bring a derivative action if (i) the shareholder or shareholders make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed (as defined in the Declaration of Trust); (ii) shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who hold at least 10% of the outstanding voting securities of the Trust, or 10% of the outstanding voting securities of the series or class to which such action relates, shall join in the request for the Board of Trustees to commence such action; and (iii) the Board of Trustees is afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The provision requiring at least 10% of the outstanding voting securities of the Trust, applicable series or class to join in the request to bring the derivative action and the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board of Trustees in the event that the Trustees determine not to bring such action, do not apply to claims brought under federal securities laws.”

Prospectus – Shareholder Information
13.If the Fund holds portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, please disclose (on the top of page 15, under Determination of NAV), that the NAV of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response: The Trust responds supplementally by confirming that the Fund does not hold securities that are listed on foreign exchanges, as it only holds in U.S.-listed securities.
SAI – Investment Policies, Strategies and Amended Risks
14.Consider including disclosure regarding the adoption of Rule 18f-4 and any impact the rule may have on the Fund’s strategies and its related policies and procedures.

Response: The Trust responds by adding the below language after the first paragraph under “Derivatives” on page 12 of the SAI:
“In October 2020, the SEC adopted new regulations governing the use of derivatives by registered investment companies (“Rule 18f-4”). The Fund will be required to implement and comply with Rule 18f-4 by the third quarter of 2022. Once implemented, Rule 18f-4 will impose limits on the amount of derivatives a fund can enter into, eliminate the asset segregation framework currently used by funds to comply with Section 18 of the 1940 Act, treat derivatives as senior securities so that a failure to comply with the limits would result in a statutory violation and require funds whose use of derivatives is more than a limited specified exposure amount to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager.”
15.On page 16, under the subsection titled “Illiquid Securities,” please change the references to illiquid investments.

Response: The Trust responds by changing the disclosure as requested.
SAI – Portfolio Turnover
16.Please add disclosure in this section if the Fund expects a change in its portfolio turnover rate as a result in the change of the Fund from a mutual fund to an ETF.

Response: The Trust responds supplementally by noting that the Fund will pursue the same investment strategies as the Predecessor Fund and therefore the Adviser does not anticipate a material change in the Fund’s portfolio turnover rate relative to the Predecessor Fund’s portfolio turnover rate. Accordingly, the Fund declines to add additional disclosure at this time.
SAI – Purchase and Redemption of Shares and Creation Units
17.On page 40, under “Acceptance of Orders of Creation Units,” please make the following changes:

(#1)- In the discussion of the circumstances under which the Fund may reject orders for creation units, delete item (d), adverse tax consequences to the Fund, and item (f), adverse effects on the Trust.

(#2) - Delete the word “absolute” from the first sentence.

(#3) - Add disclosure to the effect of: “Notwithstanding the Fund’s ability to reject an order for creation units, the Fund will only do so in a manner consistent with the Commission’s position, as expressed in Rule 6c-11 under the 1940 Act, including the ability of the Fund to suspend orders only in limited times and extraordinary circumstances. Additionally, a suspension of creation units by the Fund will not impair the arbitrage mechanism for investors.”

Response: The Trust respectfully declines to make the change noted in Item #1 above. The Trust believes the right to reject an order for creation units in circumstances that may have adverse tax consequences to the Fund or adverse effects on the Trust could be permissible under Rule 6c-11 and disclosure of the same conforms to industry standard in this regard. The Trust will make the requested changes in Items #2 and #3 above.
Part C
18.The staff notes that Item 28(j)(1), the consent of the independent registered public accounting firm, is listed as “Not Applicable.” Since financials for the Predecessor Fund will be included in a subsequent PEA filed with respect to the Fund and the Fund’s independent registered public accounting firm will be named, a consent will need to be filed with such PEA. Please confirm that a consent will be included with a subsequent PEA filed with respect to the Fund.

Response: The Trust responds by confirming that the consent will be included in the subsequent PEA filed with respect to the Fund.
* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at 513.520.5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services